# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CSB Financial Inc., CIK 0002114521
CUSIP: 12590S109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 503 West Plane Street, Bethel, Ohio (OH), 45106
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002159327

## Reporting persons
- Community Savings Bank Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 112,235; shared voting power 0; sole dispositive power 112,235; shared dispositive power 0; aggregate amount beneficially owned 112,235 (8% of the class)

## Item 1. Issuer
Name of issuer: CSB Financial Inc.
Address of issuer's principal executive offices: 503 West Plane Street, Bethel, Ohio 45106

## Item 2. Person Filing
Name of person filing:
Community Savings Bank
Employee Stock Ownership Plan Trust
Trustee: Community Bank of Pleasant Hill, dba First Trust of MidAmerica
Address of principal business office or, if none, residence:
3500 N Village Dr. Suite 220
St. Joseph, Missouri 64506
Citizenship: Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 112,235
Percent of class: 8.0%
Sole power to vote or to direct the vote: 112,235
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 112,235
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Community Savings Bank Employee Stock Ownership Plan Trust: /s/ William Amos, William Amos, Vice President, Community Bank of Pleasant Hill dba First Trust of MidAmerica, as Trustee (10/29/2026)